Exhibit 99.4

March 15, 2012

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2012 of Denison Mines Corp. of our Auditor’s report dated March 7, 2013 relating to the consolidated financial statements of Denison Mines Corp. as at December 31, 2012 and 2011 and for each of the two years ended December 31, 2012, and the effectiveness of internal control over financial reporting of Denison Mines Corp, which appears in an Exhibit incorporated by reference in this Annual Report on Form 40-F.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership,